February 4, 2021

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for our resignation that occurred on January 29, 2021, to be filed by our former client, Clancy Corp.. We agree with the statements made in response to that Item insofar as they relate to our Firm, and that none of the reportable conditions under item 304(a)(1)(v) of Regulation S-K occurred.

Additionally, we are not in a position to agree or disagree with Clancy Corp.'s statement that the engagement of the new auditor was approved by the Company’s Board of Directors or the statements in the paragraph (c).

Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP

Blue Bell, Pennsylvania